UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.
240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207	13D	Page 2 of 13

1.	Name of Reporting Persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,828,346
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,828,346
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,828,346
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 36,800,430 shares of Common Stock outstanding as of November 6, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2014, and 404,013 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T207	13D	Page 3 of 13

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,168,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,168,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,168,744
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 36,800,430 shares of Common Stock outstanding as of November 6, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2014, and 404,013 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T207	13D	Page 4 of 13

1.	Name of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,168,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,168,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,168,744
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 36,800,430 shares of Common Stock outstanding as of November 6, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2014, and 404,013 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T207	13D	Page 5 of 13

EXPLANATORY NOTE: This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 1301 McKinney, Suite 2025, Houston, Texas 77010. This Amendment No. 6 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014, Amendment No. 4 to Schedule 13D filed on August 15, 2014 and Amendment No. 5 to Schedule 13D filed on September 24, 2014 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a-c) This Schedule is being filed by the following beneficial owners of Common Stock: Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“Master Fund”); Chai Trust Company, LLC, an Illinois limited liability company (“General Partner”); and ZCOF Par Petroleum Holdings, L.L.C., a Delaware limited liability company (“Holdings”). Master Fund, General Partner and Holdings are sometimes collectively referred to herein as the “Reporting Persons”. The principal business of Master Fund and Holdings is investments, and the principal business of General Partner is trust administration.

Master Fund is a limited partnership, the general partner of which is General Partner. Master Fund has no officers or directors as a limited partnership. Master Fund is the sole member of Holdings. The officers of General Partner are as follows:

Jon Wasserman	President and Senior Managing Director of General Partner. Mr. Wasserman is also the Chief Legal Officer of the Equity Group Investments division of General Partner (“EGI”).

Kellie Zell	Senior Managing Director of General Partner. Ms. Zell is also a homemaker.

JoAnn Zell	Senior Managing Director of General Partner. Ms. Zell is also a physician.

Matthew Zell	Senior Managing Director of General Partner. Mr. Zell is also a high school teacher.

Robert M. Levin	Senior Trust Officer and a Senior Managing Director of General Partner. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Thomas Heneghan	Senior Managing Director of General Partner. Mr. Heneghan is also Chief Executive Officer of Equity International and his business address is Two North Riverside Plaza, Suite 1500, Chicago, Illinois 60606.

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of General Partner. Mr. Bunegar is also Vice President—Taxes of EGI.

Philip Tinkler	Chief Financial Officer of General Partner. Mr. Tinkler is also Chief Financial Officer and Chief Operating Officer of EGI.

The officers of Holdings are as follows:

Samuel Zell	President. Mr. Zell is also the Chairman of EGI.

William C. Pate	Vice President. Mr. Pate is also Co-President of EGI and a director on the Issuer’s board of directors.

Philip G. Tinkler	Vice President and Treasurer. Mr. Tinkler is also Chief Financial Officer and Chief Operating Officer of EGI.

Jonathan D. Wasserman	Vice President and Secretary. Mr. Wasserman is also Chief Legal Officer of EGI.

The business address of James Bunegar, William Pate, Philip Tinkler, Jonathan Wasserman, JoAnn Zell, Kellie Zell, Matthew Zell, Samuel Zell, and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

CUSIP No. 69888T207	13D	Page 6 of 13

(d) and (e) No Reporting Person nor any above-listed executive officer or director of a Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above-listed executive officers and directors of each Reporting Person are United States citizens.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Article 11 of the Issuer’s Amended and Restated Certificate of Incorporation (“Article 11”) imposes various restrictions upon the transfer of the Issuer’s Common Stock by 5% Shareholders (as defined in Article 11), including a provision that restricts the amount of Common Stock that 5% Shareholders may transfer. As a result of various factors, including offerings of Common Stock by the Issuer over the past year and permitted sales by 5% Shareholders, certain shareholders of the Issuer no longer qualify as 5% Shareholders. Accordingly, on November 10, 2014, as permitted by the terms of Article 11, Holdings and Master Fund entered into an Allocation Agreement with the Issuer and the other remaining 5% Shareholder of the Issuer (the “Allocation Agreement”) to reallocate the proportionate amount of Common Stock that the 5% Shareholders are permitted to transfer among the remaining 5% Shareholders of the Issuer. In accordance with Article 11, the Issuer’s Board of Directors has approved, on a prospective basis, one or more Transfers (as defined in Article 11) of shares of Common Stock by the remaining 5% Shareholders up to the new allocation amounts included on Schedule 1 to the Allocation Agreement. The foregoing description of the Allocation Agreement is qualified in its entirety by reference to the Allocation Agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Exhibit B	Allocation Agreement Among Remaining Emergence 5% Shareholders, dated November 10, 2014

CUSIP No. 69888T207	13D	Page 7 of 13

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 12, 2014

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

CUSIP No. 69888T207	13D	Page 8 of 13

EXHIBIT A

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the Amendment No. 6 to the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Par Petroleum, Inc., dated November 12, 2014, and any amendments thereto (including amendments on
Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: November 12, 2014

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P. By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

CUSIP No. 69888T207	13D	Page 9 of 13

EXHIBIT B

ALLOCATION AGREEMENT AMONG REMAINING EMERGENCE 5% SHAREHOLDERS

THIS ALLOCATION AGREEMENT AMONG REMAINING EMERGENCE 5% SHAREHOLDERS (this “Agreement”) is hereby made and entered into as of this 10th day of August, 2014 by and among Par Petroleum Corporation, a Delaware corporation (the “Company”), ZCOF Par Petroleum Holdings, L.L.C., a Delaware limited liability corporation, and Zell Credit Opportunities Master Fund L.P., a Delaware limited partnership (collectively, “ZCOF”) and Whitebox Multi-Strategy Partners, L.P., a Delaware limited partnership (“Whitebox” and together with ZCOF the “Remaining Emergence 5% Shareholders”).

WITNESSETH:

WHEREAS, Article 11 of the Company’s Amended and Restated Certificate of Incorporation (“Article 11”) contains various restrictions upon the transfer of Common Stock by 5% Shareholders (as defined in Article 11);

WHEREAS, ZCOF, Whitebox, Waterstone Market Neutral Master Fund, Ltd. (“Waterstone”) and Whitebox Credit Arbitrage Fund, L.P. were 5% Shareholders (as defined in Article 11) upon the Company’s emergence from Federal bankruptcy proceedings;

WHEREAS, Waterstone and Whitebox Credit Arbitrage Fund, L.P. are no longer deemed to be 5% Shareholders (as defined in Article 11);

WHEREAS, on July 22, 2014, the Company commenced a pro rata registered rights offering (the “Rights Offering”) of basic subscription rights (the “Rights”) pursuant to which Company stockholders of record on the close of business on July 21, 2014 were granted transferable rights to purchase 0.21 shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) for each share of Common Stock held (rounded down to the nearest whole share amount) at a per whole share exercise price of $16.00 (the “Basic Right”);

WHEREAS, pursuant to the Rights Offering, each Company stockholder that fully exercised such holder’s Rights was also be entitled, but was not obliged, to subscribe for any shares of Common Stock offered in the Rights Offering and not purchased by other stockholders, subject to proration (in proportion to the number of shares of Common Stock held by a stockholder including shares of Common Stock subscribed for pursuant to the Basic Right) if the oversubscribed shares exceeded the number of shares of Common Stock available (“Oversubscription Right”);

WHEREAS, each of the Remaining Emergence 5% Shareholders only exercised Rights in an amount equal to its Basic Right;

WHEREAS, the Rights Offering has raised gross proceeds of approximately $101.8 million;

WHEREAS, the Company and the Remaining Emergence 5% Shareholders desire to update and proportionately amend the allocation of Common Stock that may be transferred by the Remaining Emergence 5% Shareholders pursuant to Article 11 taking into account (i)

CUSIP No. 69888T207	13D	Page 10 of 13

Common Stock previously allocated to Waterstone and Whitebox Credit Arbitrage Fund, L.P. as a 5% Shareholder (as defined in Article 11) and (ii) Common Stock acquired by the Remaining Emergence 5% Shareholders in the Rights Offering;

WHEREAS, prior to the commencement of the Rights Offering and in expectation of the updated allocations of Common Stock that may be sold pursuant to Article 11 by Remaining Emergence 5% Shareholders to be provided in this Agreement, ZCOF agreed to waive its anti-dilution rights under that certain Warrant Issuance Agreement dated as of August 31, 2012.

NOW, THEREFORE, for good and valuable consideration set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1. No Exercise of Oversubscription Rights. Each of the Remaining Emergence 5% Shareholders represents and warrants that it exercised Rights in an amount equal to its Basic Right and that it did not exercise its Oversubscription Right.

2. Allocation of “Owner Shift” among Remaining Emergence 5% Shareholders. Pursuant to Section 11.3 of Article 11, each Remaining Emergence 5% Shareholder shall be permitted to cause an increase in the cumulative amount of “owner shift” (as defined in section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations thereunder) that the Company has undergone, as set forth on Schedule 1 attached hereto opposite its name through one or more Transfers (as defined in Article 11).

3. Company Approvals. The Company’s Board of Directors has taken all actions necessary to duly and validly approve the Transfers by Remaining Emergence 5% Shareholders permitted under Section 2 herein and as set forth on Schedule 1 hereto and no further approvals or consents shall be required for any Transfers of Common Stock by Remaining Emergence 5% Shareholders consistent with those Transfers permitted under Section 2 herein and as set forth on Schedule 1 hereto.

4. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

5. Amendment. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

6. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

7. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

CUSIP No. 69888T207	13D	Page 11 of 13

8. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

PAR PETROLEUM CORPORATION

By:	/s/ William Monteleone
Name:	William Monteleone
Title:	Chief Executive Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ Philip G. Tinkler
Name:	Philip G. Tinkler
Title:	Vice President

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By:	Chai Trust Company, LLC
Its:	General Partner

	By:	/s/ Philip G. Tinkler
	Name:	Philip G. Tinkler
	Title:	Chief Financial Officer

CUSIP No. 69888T207	13D	Page 12 of 13

Whitebox Multi-Strategy Partners, LP

By:	Whitebox Multi-Strategy Partners, LLC
Its:	General Partner

	By	Whitebox Advisors, LLC
	Its	Managing Member

/s/ Mark Strefling
		By:	Mark Strefling
		Its:	Chief Legal Officer

CUSIP No. 69888T207	13D	Page 13 of 13

SCHEDULE 1

The Board of Directors of the Company has authorized and approved, on a prospective basis, in accordance with Section 11.3 of the Article 11, one or more Transfers of shares of Common Stock by the following Remaining Emergence 5% Shareholders. Each such Remaining Emergence 5% Shareholder shall be permitted to cause an increase in the cumulative amount of “owner shift” (as defined in section 382 of the Code and the Treasury Regulations thereunder) that the Company has undergone, so long as any such Transfer does not cause the cumulative “owner shift” (as that term is defined in section 382 of the Code and the Treasury regulations thereunder) the Company has undergone to exceed the amount listed below (taking into account “owner shifts” resulting from such Remaining Emergence 5% Shareholder since the Company’s substantial consummation of their plan or reorganization and emergence from Chapter 11 of the Bankruptcy Code)

Name of Remaining Emergence 5% Shareholder	Approved Amount of Owner Shift
ZCOF Par Petroleum Holdings, L.L.C. and Zell Credit Opportunities Master Fund L.P.	13.2%

Whitebox Multi-Strategy Fund, L.P.	3.3%

Total	16.5%